Exhibit 3.4(c)

AMENDMENT TO BYLAWS OF
CINEMARK USA, INC.

Article III, Section 2 is hereby amended and restated to read in its entirety as follows:

ARTICLE III

DIRECTORS

Section 2.  Number and Qualifications.  The Board of Directors shall consist of seven (7) members, none of whom need be shareholders or residents of the State of Texas. The directors shall be elected at the annual meeting of the shareholders, except as hereinafter provided, and each director elected shall hold office until his successor shall be elected and shall qualify.

CERTIFICATION

I, the undersigned officer, hereby certify that the foregoing Article III, Section 2 was duly adopted as an amendment to the Bylaws of Cinemark USA, Inc. by Special Telephonic Meeting of the Shareholders of Cinemark USA, Inc. dated April 3, 1992, to certify which witness my hand and seal of office as this 3rd day of April, 1992.

/s/  Tandy Mitchell
Tandy Mitchell,
Secretary of Cinemark USA, Inc.